FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of November, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Tribute to Lord Hanson dated 02 November 2004
Exhibit No. 2 - Director Shareholding dated 11 November 2004
Exhibit No. 3 - Notice of trading statement dated 15 November 2004

Exhibit No. 1

November 2, 2004

Tribute to Lord Hanson

"Lord Hanson was a great man. He built Hanson PLC from virtually a standing start into a £15 billion international group. He set the highest standards. Those who worked for him learned an enormous amount from him. Everyone in Hanson PLC will be deeply saddened by his loss."

Christopher Collins
Chairman

Inquiries:                  Justin Read
                               Hanson PLC
                               020 7245 1245

Exhibit No. 2

November 11, 2004

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have today been notified by A J Murray and G Dransfield, directors of the Company, that on November 11, 2004 they exercised options over Hanson ordinary shares ("ordinary shares"), as detailed below. The options, which were granted on December 16, 1994, would otherwise have lapsed on December 15, 2004.

  Mr Murray exercised an option over 591 ordinary shares at a subscription price of 412.3p per share and retained the shares arising.

  To meet the cost of subscription for the above mentioned shares and the resultant tax liability, Mr Murray exercised an option over 25,463 ordinary shares for a cash payment calculated on the difference between the market price of 428.5p per share and the subscription price of 412.3p per share.

  Mr Dransfield exercised an option over 1,974 ordinary shares at a subscription price of 412.3p per share and retained the shares arising.

  To meet the cost of subscription for the above mentioned shares and the resultant tax liability, Mr Dransfield exercised an option over 85,061 ordinary shares for a cash payment calculated on the difference between the market price of 428.5p per share and the subscription price of 412.3p per share.
The additional ordinary shares acquired by Messrs Murray and Dransfield arising out of the above transactions will increase their beneficial holdings to 239,052 and 134,968 ordinary shares, respectively.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

Hanson PLC
November 15, 2004

Notice of Trading Statement

Hanson PLC, the international heavy building materials company, will issue a trading update in relation to the year ending December 31, 2004 at 7.00 a.m. GMT on December 15, 2004. Hanson will host a conference call for analysts at 8.00 a.m. GMT on December 15, 2004 to discuss the update. The dial-in number is +44 (0)20 8901 6901.

A recording of this conference call will be available for 48 hours from 11.00 a.m. GMT on December 15, 2004 by dialling +44 (0)20 8515 2499, PIN number 619413 # or, if calling from the US, by dialling +1 303 590 3065, PIN number 21101480#.

Hanson will announce its preliminary results for the year ending December 31, 2004 on February 24, 2005.

Inquiries:
Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    December 01, 2004